                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             TRIANGLE PACIFIC CORP.
                           (Name of Subject Company)

                           SAPLING ACQUISITION, INC.
                        ARMSTRONG WORLD INDUSTRIES, INC.
                                   (Bidders)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                  895912 10 3
                     (Cusip Number of Class of Securities)

                            ----------------------

                                DEBORAH K. OWEN
                          VICE PRESIDENT AND SECRETARY
                           SAPLING ACQUISITION, INC.
                      C/O ARMSTRONG WORLD INDUSTRIES, INC.
                            313 WEST LIBERTY STREET
                                 P.O. BOX 3001
                       LANCASTER, PENNSYLVANIA 17604-3001
                                 (717) 397-0611
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:
                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                               -----------------
                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation/*/:  $940,780,667       Amount of Filing Fee: $188,157
================================================================================
* For purposes of calculating the fee only. This amount assumes the purchase of 16,951,003 shares of common stock, par value $.01 per share ("Shares") of Triangle Pacific at a price per share of $55.50 in cash. Such number of shares represents all the Shares outstanding as of June 9, 1998, determined on a fully diluted basis. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $188,157        Filing Party: Armstrong World
                                                            Industries

     Form or registration no.:  Schedule 14D-1    Date Filed:  June 19, 1998

                         (Continued on following pages)
                              (Page 1 of 3 pages)

                        AMENDMENT NO. 1 TO SCHEDULE 14D


ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) of the Schedule 14D-1 of Armstrong World Industries, Inc. ("Parent") and Sapling Acquisition, Inc. (the "Purchaser") filed with the Securities and Exchange Commission on June 19, 1998 with respect to the acquisition of Triangle Pacific Corp. (the "Company") by Parent is amended by adding the following information:

     (e) On June 23, 1998 an amended purported class action complaint was filed in the Court of Chancery of Delaware by Pinna Yosevitz in full substitution of the purported class action complaint filed by Pinna Yosevitz on June 15, 1998. The purported class action was brought individually and on behalf of other stockholders of the Company similarly situated against the Company, its directors and Parent. The lawsuit is styled Pinna Yosevitz v. Floyd F. Sherman
                                            ----------------------------------
et. al. (C.A.No.16447-NC) and seeks, among other things, a preliminary and
-------------------------
permanent injunction against the Offer and the Merger, rescission of the Offer and the Merger if they are consummated, and compensatory damages. The complaint asserts, among other things, that (i) the Company's stockholders cannot determine, based on materials provided in the Offer, the intrinsic value of their Shares and whether the acquisition by Parent is preferable over other alternatives or is fair; (ii) the Company's stockholders are unable to rely upon the integrity of the fairness opinion rendered by Salomon Smith Barney ("Salomon"), the Company's financial advisor, in light of alleged conflicts of interest; (iii) as a result of the receipt of consideration for the cancellation of their outstanding options, certain of the individual defendants have interests in the proposed transaction that conflict with those of the public stockholders of the Company; (iv) the individual defendants have not acted reasonably and in compliance with their fiduciary duties to the Company's stockholders in a manner designed to obtain the highest possible price for the Company's public stockholders; (v) the intrinsic value of the Company is materially in excess of the Offer Price giving due consideration to anticipated operating results, net asset value, cash flow and profitability of the Company;
(vi) the Offer Price is not the result of an appropriate consideration of the value of the Company's business because the board of directors of the Company approved the Merger without undertaking appropriate steps to ascertain the Company's value; (vii) by entering into the agreement with Parent, the individual defendants have allowed the price of the Company's common stock to be capped, thereby depriving the stockholders of an opportunity to realize any increase in the value of their Shares; and (viii) the individual defendants did not appoint or retain any truly independent person or entity to negotiate for or on behalf of the Company's public stockholders to promote their best interests in the Merger. The complaint alleges that the defendants' have participated in unfair dealing toward the public stockholders and have engaged in and substantially aided and abetted each other in breach of fiduciary duties owed by them to the stockholders. The complaint further asserts that Parent has knowingly aided and abetted the alleged breaches of fiduciary duty committed by the individual defendants.

     In connection with the purported class action lawsuit, on June 19, 1998, the plaintiff served defendants with a first request for production of documents.

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

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 26, 1998


                                 SAPLING ACQUISITION, INC.


                                 By: /s/ Deborah K. Owen
                                    ---------------------------------
                                    Deborah K. Owen
                                    Vice President and Secretary



                                 ARMSTRONG WORLD INDUSTRIES, INC.


                                 By: /s/ Deborah K. Owen
                                    ---------------------------------
                                    Deborah K. Owen
                                    Senior Vice President, Secretary and General
                                    Counsel

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